EXHIBIT 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM CONSENT

We consent to the incorporation by reference in the Registration Statements (Form S-8 No 333-101069 and Form S-8 No.333-107149) of SAVVIS Communications Corporation of our report dated July 22, 2004, with respect to the Statement of Assets Acquired and Liabilities Assumed of Certain Operating Assets Previously used by Cable & Wireless USA, Inc. and Cable & Wireless Internet Services, Inc., together with certain assets and liabilities of certain of their affiliates, acquired by SAVVIS, Inc., a wholly owned subsidiary of SAVVIS Communications Corporation, as of December 31, 2003 and the related Statements of Revenue and Direct Operating Expenses for the nine months ended December 31, 2003 and the twelve months ended March 31, 2003 and 2002, which are included in the Current Report on Form 8-K/A of SAVVIS Communications Corporation.

/s/ Ernst & Young LLP

St Louis, Missouri

July 22, 2004